UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-5097

NOTIFICATION OF LATE FILING

JOHNSON CONTROLS WORLD SERVICES INC.
RETIREMENT SAVINGS PLAN

(Check One): ☐Form 10-K ☐Form 20-F ☑Form 11-K ☐Form 10-Q ☐Form 10-D
☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ ransition Report on Form N-SAR
For the Transition Period Ended: ________________

Read instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant
Johnson Controls, Inc.

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)
5757 N. Green Bay Avenue

City, State and Zip Code
Milwaukee, Wisconsin 53209

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Johnson Controls, Inc. hereby requests additional time to file the Annual Report on Form 11-K for the Johnson Controls World Services Inc. Retirement Savings Plan for the year ended December 31, 2004.

Johnson Controls, Inc. is unable to file such Annual Report on Form 11-K within the prescribed time period without unreasonable effort and expense due to unforeseen delays in the collection and review of information required to be included in the Annual Report on Form 11-K.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Bruce McDonald	414	524-1200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [   ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Johnson Controls, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2005	By:	/s/ R. Bruce McDonald
R. Bruce McDonald
Vice President and
Chief Financial Officer